Exhibit 21.1
Subsidiaries of Peloton Interactive, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Peloton Interactive UK Ltd	England and Wales
Peloton Interactive Canada Inc. Precor Incorporated	Canada United States